SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

          The following information supplements the discussion of the investigations pending in the Eastern District of Missouri contained in Part II, Item 1, of the Company’s Form 6-K Report furnished to the Securities and Exchange Commission on May 4, 2007:

          The Company has been advised that the U.S.Attorney’s office for the Eastern District of Missouri may file a civil complaint against Renal Care Group, Inc. (“RCG”) with respect to issues arising out of the operation of RCG’s Method II supply company.  The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend any litigation vigorously.  The Company will continue to cooperate in the ongoing investigation.  An adverse determination in this investigation or any litigation or settlement arising out of this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

          This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8, registration nos. 333-131840 and 333-141444.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 18, 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board

By:	/s/ LAWRENCE A. ROSEN

Name:	Lawrence A. Rosen
Title:	Chief Financial Officer